SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

May 18, 2006

2005-06 FINANCIAL YEAR

BREAKEVEN AT THE OPERATING LEVEL IN THE FOURTH QUARTER

FULL YEAR RESULTS CONFIRM THE SUCCESS OF THE AIR FRANCE-KLM MERGER

➢	Revenues up by 10% to 21.4 billion euros
➢	Operating income up by 69% to 936 million euros, with a strong rise in the operating margin to 4.4%
➢	Free cash flow of over 1 billion euros
➢	Dividend per share of 30 euro cents
➢	Recognition of the KLM pension fund surplus (928 million euros in respect of the 2004-05 accounts).

OPERATING INCOME FOR 2006-07 SHOULD BE AT LEAST THE SAME LEVEL AS LAST YEAR

“The year 2005-06 was marked by two features: strong world economic growth leading to extremely dynamic levels of activity in our sector, and a significant rise in oil prices. In this environment, we have confirmed the success of the Air France-KLM merger” said Chairman Jean-Cyril Spinetta during the board meeting of May 17, 2006, to approve the statements for the 2005-06 Financial Year. “We have affirmed our leadership in our sector, with the strongest growth in traffic and load factors in Europe. The synergies generated by the merger, combined with our ongoing cost-control measures have not only enabled us to attenuate the impact of the rise in fuel prices, but also to improve our margins significantly. At the same time, we have considerably reinforced our financial structure, while continuing to invest in improving the efficiency of our fleet.

The current year has begun with a further sharp rise in oil prices. Nevertheless, our aim is to generate operating income of at least the same level as last year, leveraging off our competitive advantages, our ongoing cost reduction measures and our hedging policy. This capacity to maintain solid results in an environment characterized by rocketing oil prices gives me great confidence in our ability to improve our profitability over the medium term. In this context, the Board will submit a dividend proposal of 30 euro cents per share to the Annual Shareholders’ Meeting.”

Consolidated figures under IFRS

Based on the IFRIC elements on IAS 19, relating to the recognition of pension fund surpluses, Air France-KLM has retrospectively restated Financial Year 2004-05, revaluing the acquisition balance sheet of KLM. As a result, the Group has written back a sum of 928 million euros, representing the balance of negative goodwill relating to the KLM pension fund surplus, under “income from operating activities” in 2004-05. This restatement has no impact on the 2005-06 accounts.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

1/11

(in € millions)	Fourth Quarter to March 31			Full Year to March 31
	2006	2005	Change	2006	2005 (1) pro forma	Change
Revenues	5,197	4,610	+12.7%	21,448	19,467	+10.2%
Operating income	-4	-30	ns	936	553	+69.3%
Pre-tax income of fully integrated companies	-71	-102	ns	1,200	1,692(2)	ns
Net income, Group share	7	10	-30.0%	913	1,704(2)	ns
Net income before restatements relating to the recognition of pension fund surpluses	-	-	-	913	706	+29.3%
Earnings per share (in €)	-	-	-	3.47	6.59	ns
(1)	Air France and KLM consolidated over 12 months
(2)	After write-back of total negative goodwill arising on KLM acquisition of 1.35 billion euros

Fourth quarter to March 31 2006: operating breakeven, despite the sharp rise in fuel costs

Activity levels remained robust in the Fourth Quarter at all the Group’s businesses, with a strong progression in unit revenues. Measured in equivalent available seat kilometres (EASK), Group unit revenues rose by 5.0%, or 2.5% at constant exchange rates. Total revenues rose by 12.7% to 5.20 billion euros. Operating charges amounted to 5.20 billion euros, up 12.1%, mainly due to fuel costs. Excluding fuel costs the rise was limited to 7.7%. Unit costs measured in equivalent available seat kilometers (EASK) rose by 4.5%, but were down by 2.3% on a constant currency and fuel price basis.

The main variations in charges during the quarter, as for previous quarters, were the fuel bill and commercial and distribution charges. The fuel bill amounted to 871 million euros, a rise limited to 41% (with a volume effect of 4% and an unfavorable currency effect of 10%) thanks to the efficiency of the hedging measures. Despite a strong rise in advertising spend, commercial and distribution costs were down by 4%, to 305 million euros under the effect of the transition to the zero commission system.

Operating income was at breakeven (-4 million euros), compared with a loss of 30 million euros at March 31, 2005. Income from operating activities was a negative 13 million euros, against a negative 37 million euros a year earlier.

Pre-tax income from fully integrated companies was -71 million euros (-102 million euros at March 31, 2005). After a tax credit of 72 million euros (compared with 81 million euros at March 31, 2005) and a zero contribution from Associates (compared with a positive contribution of 20 million euros at March 31, 2005), Net income, Group share, amounted to 7 million euros (10 million euros at March 31, 2005).

Full year 2005-06: excellent results confirming the success of the merger

Revenues rose by 10.2% over the Full Year 2005-06 to 21.45 billion euros, on capacity measured in EASK up 6.2%. Operating costs were up 8.4% to 20.51 billion euros. Excluding fuel costs, the rise was just 4.5%. Unit revenues measured in equivalent seat kilometers (EASK) rose by 4.0% (3.5% at constant exchange rates). Unit costs measured in equivalent available seat kilometers rose by 2.2%. They were down by 2.7% on a constant currency and fuel price basis.

2/11

The main variations in operating costs were as follows:

•

The fuel charge amounted to 3.59 billion euros (2.72 billion euros at March 31, 2005), a rise limited to 32% (with a volume effect of 4%, and an unfavorable currency effect of 2%) thanks to the efficiency of hedging measures.

•	Commercial and distribution costs fell by 14.1% to 1.23 billion euros, compared with 1.43 billion euros a year earlier, reflecting the transition to the zero commission system;
•	Employee costs rose by 3.6% to 6.36 billion euros, for a stable headcount of 102,422 employees;
•

The items “charges to operating provisions” and “other income and charges” posted a negative variation of 146 million euros at March 31, 2006 relative to the equivalent period a year earlier, which had included provision write-backs.

Operating income amounted to 936 million euros, a rise of 69.3% (553 million euros at March 31, 2005). The operating margin (operating income over revenues) improved significantly, rising from 2.8% at March 31, 2005 to 4.4% at March 31, 2006, an increase of 1.6 points. The adjusted 1 operating margin stood at 5.4%, up 1.6 points.

After taking account of the Amadeus operation (504 million euros), income from operating activities stood at 1.46 billion euros versus 1.93 billion euros at March 31, 2005, including the balance of the negative goodwill relating to the recognition of the KLM pension fund surplus. The total write-back of negative goodwill arising on the KLM acquisition booked in the 2004-05 accounts amounted to 1.35 billion euros.

Net interest charges declined slightly to 224 million euros (229 million euros at March 31, 2005 which included 38 million euros in non-recurrent gains linked to the unwinding of two financing agreements). Pre-tax income of fully integrated companies amounted to 1.2 billion euros versus 1.76 billion euros a year earlier.

After a tax charge of 256 million euros (133 million euros at March 31, 2005), of which 135 million euros relating to capital gains, notably in respect of Amadeus, and a contribution from Associated companies of a negative 23 million euros (versus a positive contribution of 73 million euros at March 31, 2005), Net income, Group share, stood at 913 million euros (versus 1.7 billion euros at March 31, 2005). It was up 29.3% compared with 2004-05 before restatement for the KLM pension fund surplus. Earnings per share amounted to 3.47 euros, and the proposed dividend is 30 euro cents.

Information by business

Passenger activity

For the year to March 31, 2006, traffic rose by 8.6% on capacity up by 6.2%, leading to a 1.7 point increase in the load factor to 80.6%. This was 5 points above the AEA average, confirming Air France-KLM’s strengthening position in these markets. During the year, Air France-KLM flew 70 million passengers, a rise of 6.4%.

Total passenger revenues progressed by 10.2% to 16.94 billion euros with operating income rising by 78.6% to 686 million euros, reflecting a strong improvement in profitability in the passenger business.

[1]	Operating income adjusted for the portion of operating leases corresponding to financial charges (34%)

3/11

Passenger activity	Full Year to March 31
	2006	2005	Change
Total passenger revenues (in € m)	16,942	15,379	+10.2%
Revenues from scheduled passenger business (in € m)	15,902	14,425	+10.2%
Unit revenues per RPK (in € cts)	8.40	8.28	+1.5%
Unit revenues per ASK (in € cts)	6.78	6.53	+3.7%
Unit costs per ASK (in € cts)	6.40	6.27	+2.0%
Operating income (in € m)	686	384	+78.6%

On a constant currency basis, unit revenues per RPK and per ASK increased by 1.2% and 3.5% respectively. The transition to zero commission limited their increase by some 1.5 points. Unit costs per available seat kilometer fell by 2.4% on a constant currency and fuel price basis.

Cargo activity

In the year to March 31, 2006, growth in Cargo traffic (+3.5%) was inferior to the rise in capacity (+6.5%), which increased as a result of passenger aircraft with significant cargo space being put into service. The Cargo load factor therefore declined by 1.8 points to 66.1%. During the period, Air France-KLM transported 1.4 million tons of cargo, a rise of 3.1%.

Total Cargo revenues increased by 11.9% to 2.88 billion euros compared with 2.58 billion euros at March 31, 2005. The Cargo activity also saw an improvement in profitability with operating income of 166 million euros, up from 140 million euros at March 31, 2005.

Cargo activity	Full Year to March 31
	2006	2005	Change
Total cargo business revenues (in € m)	2,882	2,576	+11.9%
Revenues from transportation of cargo (in €m)	2,673	2,379	+12.4%
Unit revenues per RTK (in € cts)	24.68	22.75	+8.5%
Unit revenues per ATK (in € cts)	16.30	15.45	+5.5%
Unit costs per ATK (in € cts)	15.07	14.33	+5.2%
Operating income (in € m)	166	140	+18.6%

On a constant currency basis, the yield (RRTK) was up by 6.8% and unit revenues per available ton-kilometer (RATK) by 3.8%. Unit costs were down by 1.5% on a constant currency and fuel price basis.

Maintenance activity

The Maintenance activity generated third party revenues up 12.1% to 896 million euros (799 million at March 31, 2005). Operating income more than doubled, from 25 million euros at March 31, 2005, to 54 million euros at March 31, 2006.

Other activities

The main businesses within this division are the Catering activity and KLM’s charter business operated via its subsidiary, Transavia. Third party revenues for these businesses rose from 713 million euros at March 31, 2005 (which included 15 months of Servair turnover) to 728 million euros at March 31, 2006, of which Catering accounted for 260 million euros (304 million euros at March 31, 2005), and Transavia, 468 million euros (409 million euros a year earlier). Operating income of other activities amounted to 30 million euros (compared with 4 million at March 31, 2005), with 32 million euros for Transavia and 6 million euros for Servair.

4/11

Financial structure: free cash flow of 1.1 billion euros

Capital expenditure of the Air France-KLM group amounted to 2.54 billion euros for the year to March 31, 2006. It was funded by operating cash flow of 2.66 billion euros and the proceeds from asset disposals for a total of 227 million euros. Furthermore, the Amadeus operation generated cash of 817 million euros. As at March 31, 2006, the Group’s cash position stood at 3.7 billion euros, up by 1.3 billion euros compared with March 31, 2005. In addition, the Group still has disposable credit facilities of 1.7 billion euros.

The balance sheet structure improved relative to March 31, 2005, with net debt of 4.4 billion euros, down 1.3 billion euros, on Stockholders’ equity of 7.85 billion euros (6.02 billion euros at March 31, 2005), of which 1.06 billion euros relating to the valuation of derivative instruments.

The gearing ratio was thus reduced from 0.94 at March 31, 2005, to 0.56 at March 31, 2006.

Operating income objective for Full Year 2006-07 of at least the same level as last year

For the current year, Air France-KLM expects to increase capacity by some 5%. Our other assumptions include a rise in unit revenues on a constant currency basis and a euro/dollar exchange rate of 1.22. The efficiency of our hedging contracts should enable us to limit our fuel bill to some 4.4 billion euros, based on a jet fuel price of 700 dollars per ton. Elsewhere, the level of our investments should begin to decline, and is estimated at 2.1 billion euros for 2006-07.

On this basis, taking account of our ongoing cost-control measures and thanks to further potential synergies, our objective is of operating income for Full Year 2006-07 of at least the same level as in 2005-06.

Diary

Thursday May 18:

Presentation of the Full Year results at 3.00 pm (CET) at Pavillon Gabriel

5, avenue Gabriel – 75008 Paris

➢	audio-web conference at 3:00 pm (CET)
to connect to the conference call, please dial:

- UK 00 44 207 162 0125 (password: AKH)
- US 1 334 323 6203 (password: AKH)

➢	to see the presentation, go to the following website:
http://airfranceklm.viewontv.com (password: AKHFY)

➢	for instant replay, please dial:

- UK 00 44 207 031 4064 (code: 701886)
- US 1 954 334 0342 (code: 701886)

5/11

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31. 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

6/11

AIR FRANCE KLM GROUP

2005-06 CONSOLIDATED INCOME STATEMENT

in euro million	4rh quarter (January to March)			Full Year (April to March)
	2005-06	2004-05 pro forma	change	2005-06	2004-05 pro forma	variation

OPERATING REVENUES	5,197	4,610	12.7%	21,448	19,467	10.2%
Other income from business	0	0	na	4	5	-20.0%

EXTERNAL EXPENSES	(3,051)	(2,586)	18.0%	(12,090)	(10,916)	10.8%
Aircraft fuel	(871)	(619)	40.7%	(3,588)	(2,721)	31.9%
Chartering costs	(156)	(139)	12.2%	(605)	(565)	7.1%
Aircraft operating lease costs	(161)	(154)	4.5%	(637)	(611)	4.3%
Landing fees and en route charges	(389)	(352)	10.5%	(1,610)	(1,504)	7.0%
Catering	(98)	(96)	2.1%	(405)	(399)	1.5%
Handling charges and other operating costs	(299)	(262)	14.1%	(1,203)	(1,100)	9.4%
Aircraft maintenance costs	(208)	(154)	35.1%	(740)	(683)	8.3%
Commercial and distribution costs	(305)	(318)	-4.1%	(1,232)	(1,435)	-14.1%
Other external expenses	(564)	(492)	14.6%	(2,070)	(1,898)	9.1%

Salaries & related costs	(1,625)	(1,639)	-0.9%	(6,357)	(6,136)	3.6%
Taxes other than income tax	(60)	(53)	13.2%	(228)	(227)	0.4%
Charge to depreciation/amortization, net	(424)	(373)	13.7%	(1,656)	(1,601)	3.4%
Charge to operating provisions, net	(27)	(14)	92.9%	(109)	(32)	na
Other income and charges, net	(14)	25	na	(76)	(7)	na

OPERATING INCOME	(4)	(30)	-86.7%	936	553	69.3%

Gain on disposal of flight equipment, net	1	(3)	na	2	19	na
Restructuring costs	1	(12)	na	(1)	(21)	na
Gain on disposals of subsidiaries and affiliates	1	2	na	3	0	na
Amortization of negative goodwill	0	1	na	5	1,354	na
Other operating income and charges, net	(12)	5	na	510	26	na

INCOME FROM OPERATING ACTIVITIES	(13)	(37)	-64.9%	1,455	1,931	-24.7%

Income from cash and cash equivalent	50	39	28.2%	168	127	32.3%
Gross cost of financial debt	(103)	(91)	13.2%	(392)	(356)	10.1%
Net cost of financial debt	(53)	(52)	1.9%	(224)	(229)	-2.2%

Exchange income (loss)	15	(8)	na	(13)	(4)	na
Change in fair value of the financial assets and liabilities	2	0	na	6	0	na
Net increase in provisions	(22)	(5)	na	(24)	(6)	na
PRE-TAX INCOME OF CONSOLIDATED COMPANIES	(71)	(102)	-30.4%	1,200	1,692	-29.1%

Income tax	72	81	-11.1%	(256)	(133)	92.5%
NET INCOME OF CONSOLIDATED COMPANIES	1	(21)	-104.8%	944	1,559	-39.4%

Share of results of equity affiliates	0	20	na	(23)	73	na
NET INCOME FROM CONTINUING OPERATIONS	1	(1)	-200.0%	921	1,632	-43.6%

Net income from discontinued operations	0	0		0	59	na
INCOME BEFORE MINORITY INTERESTS	1	(1)	-200.0%	921	1,691	-45.5%

Minority interests	6	11	-45.5%	(8)	13	na
NET INCOME - GROUP SHARE	7	10	-30.0%	913	1,704	-46.4%

7/11

CONSOLIDATED BALANCE SHEET

In € millions

ASSETS	March 31st, 2006	March 31st, 2005
Goodwill	208	205

Intangible assets	428	437

Flight equipment	11,017	10,394

Other property, plant and equipment	1,955	1,895

Investments in equity associates	204	577

Pension assets	1,903	1,767

Other financial assets	1,182	1,113

Deferred tax assets	7	140

Other non current assets	1,082	336
Total non-current assets	17,986	16,864

Actifs destinés à être cédés	-	-

Other short term financial assets	790	201

Inventories	340	382

Account receivables	2,518	2,272

Income tax receivables	1	6

Other current assets	1,756	969

Cash and cash equivalents	3,088	2,500
Total current assets	8,493	6,330

Total assets	26,479	23,194

LIABILITIES AND EQUITY	March 31st, 2006	March 31st, 2005

Issued Capital	2,290	2,290

Additional paid-in capital	430	384

Treasury shares	(58)	(19)

Reserves and retained earnings	5,072	3,254
Equity attributable to equity holders of Air France KLM SA	7,734	5,909

Minority interests	119	111
Total Equity	7,853	6,020

Provisions and retirement benefits	1,453	1,516

Long-term debt	7,826	7,889

Deferred tax	839	313

Other non-current liabilities	417	481
Total non-current liabilities	10,535	10,199

Passifs liés aux actifs destinés à être cédés	-	-

Provisions	192	124

Short term portion of long-term debt	1,260	1,044

Trade payables	2,039	1,901

Deferred revenue on ticket sales	2,062	1,656

Current tax liabilities	167	8

Other current liabilities	2,269	1,980

Bank overdrafts	102	262
Total current liabilities	8,091	6,975

Total liabilities and equity	26,479	23,194

8/11

STATEMENT OF CASH FLOW

In € millions

Period from April 1st to March 31st,	2006	2005 Proforma (1)
Income for the period	921	1,691

Amortization, depreciation and operating provisions	1,765	1,633

Financial provisions	24	6

Gain on disposals of tangible and intangible assets	(46)	(19)

Loss on disposals of subsidiaries and associates	(2)	(66)

Gain on Amadeus GTD transaction	(504)	-

Derivatives	(6)	-

Unrealized foreign exchange gains and losses, net	8	5

Negative goodwill	(5)	(1,354)

Share of profits (losses) of associates	23	(73)

Deferred taxes	99	139

Other non-monetary items	(183)	(163)
Subtotal	2,094	1,799

(Increase) / decrease in inventories	(18)	(16)

(Increase) / decrease in trade receivables	(215)	42

Increase / (decrease) in trade payables	96	336

(Increase) / decrease in other receivables and payables	699	(107)
Net cash flow from operating activities	2,656	2,054

Acquisitions of subsidiaries and investments in associates, net of cash acquired	(58)	506

Purchase of property plant and equipment and intangible assets	(2,544)	(2,174)

Proceeds on disposal of subsidiaries and investments in associates	35	109

Proceeds on Amadeus GTD transaction	817	-

Proceeds on disposal of property plant and equipment and intangible assets	227	204

Dividends received	10	25
Net cash used in investing activities	(1,513)	(1,330)

Sommes reçues à la suite d’une augmentation de capital	-	-

Issuance of long-term debt	1,410	858

Repayments on long term debt	(523)	(288)

Payment of debt resulting from finance lease liabilities	(580)	(392)

New loans	(155)	(101)

Repayments on loans	97	22

Decrease (increase) in investments, net	(605)	116

Dividends paid	(41)	(24)

Decrease in equity	-	(33)
Net cash flow from financing activities	(397)	158
Effect of exchange rate on cash and cash equivalents	2	(6)
Change in cash and cash equivalents	748	876

Cash and cash equivalents at beginning of period	2,238	1,362

Cash and cash equivalents at end of period	2,986	2,238

Interest paid (flow including in operating activities)	364	22

Interest received (flow including in financing activity)	154	312

Income tax paid (flow including in financing activity)	(4)	123

(1)	Consolidation of KLM on 12 months

9/11

FLEET AS OF 31 MARCH 2006

AIR FRANCE FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	31/3/05	3/31/06
B747-400	8	8	1	1	7	7	16	16	16	16
B747-300/200	7	6					7	6	5	4
B777-200/300	16	19	4	4	14	15	34	38	34	37
A340-300	8	10	6	3	8	7	22	20	22	20
A330-200	4	6	1	1	9	9	14	16	13	16
B767-300	1						1
Long-haul fleet	44	49	12	9	38	38	94	96	90	93
B747-400	1	2			3	3	4	5	4	5
B747-200	5	5	1	1	2	1	8	7	8	7
Cargo	6	7	1	1	5	4	12	12	12	12
A321	11	11			2	2	13	13	13	13
A320	49	49	3	3	15	16	67	68	67	66
A319	18	20	4	4	21	21	43	45	43	44
A318	9	12					9	12	9	12
B737-500	4	3	3		9	9	16	12	15	11
Medium-haul fleet	91	95	10	7	47	48	148	150	147	146
Total Air France fleet	141	151	23	17	90	90	254	258	249	251

REGIONAL FLEET

BRIT AIR
Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	31/3/05	3/31/06
Canadair Jet 100	2	2	11	11	6	6	19	19	19	19
Canadair Jet 700	2	2	9	10			11	12	11	12
F100-100	1	5			9	8	10	13	10	13
Total	5	9	20	21	15	14	40	44	40	44

CITY JET
Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	31/3/05	3/31/06
BAE146-200/300*	5	5	1	1	11	13	17	19	17	19
Total	5	5	1	1	11	13	17	19	17	19
* including 2 aircraft sub-leased by KLM U.K. to CityJet

REGIONAL
Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	31/3/05	3/31/06
BEECH 1900	6	3	1	1	1	1	8	5
EMB145-EP/MP	2	2	17	17	9	9	28	28	28	28
EMB135-ER	2	2	3	3	4	4	9	9	9	9
EMB120-ER	7	8	3	1	3	2	13	11	10	9
F100-100	1	1	1	1	5	7	7	9	6	9
F70-70			5	5			5	5	5	5
SAAB 2000					6	5	6	5	6	5
Total	18	16	30	28	28	28	76	72	64	65

Total Regional fleet	28	30	51	50	54	55	133	135	121	128

Air Ivoire
Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	31/3/05	3/31/06
F28		3	3				3	3	3	3
A321					1	1	1	1		1
Total		3	3		1	1	4	4	3	4

TOTAL Air France Group	169	184	77	67	145	146	391	397	373	383

10/11

FLEET AS OF 31 MARCH 2006

KLM AND TRANSAVIA FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	31/3/05	3/31/06
B747-400	6	6	16	16			22	22	22	22
B777-200			4	5	6	6	10	11	10	11
MD11			8	8	2	2	10	10	10	10
A330-200				3				3		3
B767-300					12	8	12	8	12	8
Long-haul fleet	6	6	28	32	20	16	54	54	54	54
B747-400			3	3			3	3	3	3
Cargo			3	3			3	3	3	3
B737-900			2	2	3	3	5	5	5	5
B737-800	6	3	20	23	4	4	30	30	30	30
B737-700			4	5	5	5	9	10	9	10
B737-400	6	6			7	7	13	13	13	13
B737-300	6	6	1	1	7	7	14	14	14	14
Medium-haul fleet	18	15	27	31	26	26	71	72	71	72
Total KLM fleet	24	21	58	66	46	42	128	129	128	129

REGIONAL FLEET

KLM Cityhopper
Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	31/3/05	3/31/06
F70	18	18		3	3		21	21	20	21
F50		2	6	4	4	2	10	8	10	8
Total KLM Cityhopper fleet	18	20	6	7	7	2	31	29	30	29

KLM Cityhopper UK
Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	3/31/05	3/31/06	31/3/05	3/31/06
F100	1	7	14	11	1		16	18	16	18
F50					6	6	6	6	6	6
Total KLM Cityhopper UK fleet	1	7	14	11	7	6	22	24	22	24

Total Regional fleet	19	27	20	18	14	8	53	53	52	53

TOTAL KLM Group	43	48	78	84	60	50	181	182	180	182

11/11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: May 18, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations